Exhibit 99.17

University of Antelope Valley, Inc.

Financial Statements

Year Ended December 31, 2021

University of Antelope Valley, Inc.

Lightheart | Sanders
C e r t I f I e d P u b l I c A c c o u n t a n t s

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

University of Antelope Valley, Inc.

Opinion

We have audited the accompanying financial statements of University of Antelope Valley, Inc. (a California corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of University of Antelope Valley, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of University of Antelope Valley, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about University of Antelope Valley, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

140 Fountains Blvd., Suite D, Madison MS 39110 ♦ 601-898-2727 ♦ www.lsacpafirm.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of University of Antelope Valley, Inc.’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about University of Antelope Valley, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Lightheart, Sanders and Associates

Certified Public Accountants

Madison, Mississippi

April 22, 2022

University of Antelope Valley, Inc.

Balance Sheet

December 31, 2021

Assets

Current Assets
Cash and cash equivalents	$1,298,099
Accounts receivable, net of allowance for doubtful accounts	3,669,684
Inventory	75,820
Prepaid expenses	125,755

Total Current Assets	5,169,358

Property, Plant and Equipment, Net of Accumulated Depreciation of $2,530,275	1,215,536

Other Assets
tangible assets, net of amortization	20,427

Total Other Assets	20,427
Total Assets	$6,405,321

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$169,795
Accrued liabilities	277,873
Income tax payable	21,935
Due to students	417,550
Deferred income	1,838,094
Current portion of long-term debt	36,905

Total Current Liabilities	2,762,152

Long-Term Liabilities, Net of Current Portion
Long-term debt	128,436

Total Long-Term Liabilities	128,436

Total Liabilities	2,890,588

Stockholders' Equity
Common stock (25,000 shares authorized, issued and outstanding, $1 par value)	25,000
Additional paid in capital	685,000
Retained earnings (deficit)	2,804,733

Total Stockholders' Equity	3,514,733

Total Liabilities and Stockholders' Equity	6,405,321

University of Antelope Valley, Inc.

Income Statement

For the Year Ended December 31, 2021

Revenue
Tuition revenue	$8,192,221
Retail sales	395,541
Auxiliary income	293,726
Other fees	157,117

Total Net Revenue	9,038,605

Cost of Goods
Instructional	3,207,360
Books and supplies	322,889

Total Cost of Goods	3,530,249

Operating Expenses
Marketing	201,156
Depreciation and amortization	98,776
General and administrative	5,177,745
Occupancy and maintenance	1,731,103

Total Operating Expenses	7,208,780

Other Income (Expense)
Interest expense	(12,299)
Other income	1,136,120

Total Other Income (Expense)	1,123,821

Net Income (Loss) Before Income Taxes	(576,603)

Income Tax Provision
Income tax expense	(46,793)

Total Income Tax Provisions	(46,793)

Net Income (loss)	$(623,396)

University of Antelope Valley, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2021

		Additional	Retained
	Common	Paid-In-	Earnings
	Stock	Capital	(deficit)	Total
Balance on December 31, 2020	$25,000	$685,000	$3,372,927	$4,082,927
Net income (loss)	—	—	(623,396)	(623,396)
Contributions	—	—	55,202	55,202
Balance on December 31, 2021	$25,000	$685,000	$2,804,733	$3,514,733

University of Antelope Valley, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities
Net income (loss)	$(623,396)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	98,776
Unrealized (gain) loss on investments
(Increase) decrease in:
Accounts receivable	1,681,675
Inventory	(13,031)
Prepaid expenses	(85,274)
(Decrease) increase in:
Accounts payable	(82,719)
Accrued liabilities	(47,283)
Due to students	16,554
Deferred income	(171,087)

Net Cash Provided By (Used In) Operating Activities	774,215

Cash Flows from Investing Activities
Acquisition of fixed assets	(92,480)

Net Cash Provided By (Used In) Investing Activities	(92,480)

Cash Flows from Financing Activities
Proceeds from debt	50,736
Payments on debt	(1,168,679)
Contributions	55,202

Net Cash Provided By (Used In) Financing Activities	(1,062,741)

Net Increase In Cash	(381,006)

Cash and Cash Equivalents at Beginning of Year	1,679,105

Cash and Cash Equivalents at End of Year	$1,298,099

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 1 – Business

University of Antelope Valley, Inc. is referred to as the “Institution” throughout this report.

University of Antelope Valley, Inc. (UAV, Inc.) located in Lancaster, California was formed in 1997. The Institution is a private post-secondary school located in Lancaster, California. UAV, Inc. provides degrees in business, communications, criminal justice, education, electrical engineering, nursing, sports management, career training in culinary arts, dental assistant, emergency care technician, fire science, medical assistant, paramedic, pharmacy technician, vocational nursing, and several other programs. The Institution is accredited by WASC Senior College and University Commission (WSCUC) and approved by the California Bureau for Private Postsecondary Education (BPPE). The Institution is certified by the U.S. Department of Education as eligible to participate in the federal financial aid programs under Title IV of the Higher Education Act of 1965, as amended.

University of Antelope Valley, LLC (UAV, LLC), a California limited liability company, is under the same ownership as UAV, Inc. UAV, LLC is engaged in the business of exclusively holding and renting land and buildings to UAV, Inc. as its primary business location.

The Institution elected the accounting alternative not to apply VIE guidance to a legal entity under common control leasing arrangement.

Note 2 – Significant Accounting Policies

Reclassification – Certain amounts reported in prior years in the financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the reported results of operations.

Significant Accounting Policies – The significant accounting policies are presented to assist in the understanding of the Institution’s financial statements. The financial statements and notes are representations of the Institution’s management, who is responsible for their integrity and objectivity. These accounting principles conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Pronouncement – The Institution has not elected to early implement Accounting Standards Update (ASU) 2016-2, Leases Topic 842. The Institution is evaluating the requirements to recognize lease asset(s) and liability(ies) on the balance sheet under the standard and the effects of the two implementation methods on financial results. Implementation of the standard requires additional disclosures and is required to be implemented for fiscal years beginning after December 15, 2021. The options for implementation are 2 transition methods which include a retrospective method based on the initiation of new leases or a cumulative entry to equity when adopted.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 2 – Significant Accounting Policies (continued)

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The statement of cash flows is prepared using the indirect method. The Institution considers all cash on hand and in banks, and all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Student Receivables and the Allowance for Doubtful Student Accounts – Student receivables consist of tuition advances against each student’s financial aid received through the Department of Education. Balances are expected to be collected within 6 months of the balance sheet date. If the student withdraws before the full advance has been earned the excess tuition is returned to the Department of Education and the Institution pursues the student for the remainder. The Institution maintains an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments. The Institution determines the adequacy of this allowance by regularly reviewing the receivables and applying expected loss percentages to certain student accounts receivable categories based upon historical bad debt experience. The Institution sent the student accounts receivable who graduated or withdrawn to collection agencies. The allowance for doubtful accounts as of December 31, 2021 was $2,441,163.

Inventory – The Institution maintains inventory consisting principally of books, kits and educational supplies. The inventory stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Maintenance, repairs, minor renewals and betterments, which do not extend the useful life of property are charged to expense as incurred. Major renewals and betterments are capitalized. For assets sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets – An intangible asset, which consists a liquor license, is being accounted for in accordance with Financial Accounting Standards Board Statement 142. The costs of intangible assets with identifiable useful lives are amortized over the longer of their economic or legal life. “Goodwill and Other Intangible Assets”, requires management, at least annually, to test this asset for impairment. Impaired assets, under this statement, are required to be written down to their fair value.

Effective January 16, 2014, private companies can elect to amortize intangible assets on a straight-line basis over 10 years. For the year ended December 31, 2019, the Institution initiated this accounting change and began amortizing liquor license. Accordingly, the amortization expense was $2,918 for the year ended December 31, 2021. During the year ended December 31, 2021, there was no triggering events that required testing for impairment; therefore, there is no impairment of liquor license as of December 31, 2021.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 2 – Significant Accounting Policies (continued)

Deferred Revenue – Deferred revenue consists of the portion of tuition charged but not earned and is reflected as a current liability in the accompanying balance sheet as such amount is expected to be earned within the next year.

Revenue Recognition Related to Student Contracts – We have analyzed the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and have concluded that no changes to accounting or policy are necessary to conform with the new standard. Revenues consist primarily of tuition and fees derived from courses offered by the Institution. Each student enters into a contract with the Institution for an instructional program at a fixed price for a fixed amount of course hours. Revenue from tuition and fees are recognized pro-rata (on a straight-line basis) over the relevant period attended by the student of the applicable course or program.

Sources of Revenue – Revenue is derived from student tuition, retail sales, auxiliary income and other fees in Lancaster, California.

Timing of Contract Revenue Recognition – Products transferred at a point in time consist of consumer retail. Revenue from retail during the year ended December 31, 2021 was $395,541. Retail products and services are sold directly to consumers and are recognized and collected generally concurrently as sales occur and/or services are completed.

Services transferred over time consist of instructional services for which tuition totaling $8,192,221 for the year ended December 31, 2021 was charged. Revenues are recognized based on the hour thresholds designated specific to each educational program.

Revenue Contract Balances – The timing of revenue recognition and cash collections results in tuition receivables and deferred income on the balance sheet. Amounts are billed to students or submitted for payment of Title IV funds as each respective student progresses through the credit hours required for program completion noted in the contract with each respective student. The beginning and ending balances of tuition receivables based on contracts were $7,283,910 and $6,081,135, for the year ended December 31, 2021 respectively.

Refunds – Refunds of retail services and/or goods are handled in accordance with Institution policy and are not included in net retail amounts after the date of the return. Refunds of tuition require the Institution to determine the date the respective student withdrew and the amount of earned and unearned tuition based on the amount of actual credit hours or scheduled credit hours the respective former student was in attendance. Refunds are determined on a case-by-case basis in accordance with Institution and federal policies.

Contract Performance Obligations – The Institution is obligated to perform under student contracts until it has been determined that the student has completed the contacted program(s) or withdrawn. Payments are requested/due as each student accumulates actual or scheduled program credit hours. The Institution’s goal in relation to students is to graduate each student from program(s) which meet or exceed industry, state and federal requirements. There are no guarantees related to the program(s) other than the previously mentioned refunds. Beginning and ending balances on unearned revenue which is recognized based on actual or scheduled credit hours completed were $1,972,030 and $1,838,094, respectively. Unearned revenue is expected to be earned within one year from the balance sheet date.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 2 – Significant Accounting Policies (continued)

Significant Judgements Related to Revenue Timing – The Institution recognizes tuition revenue and deferred revenue based on the actual or scheduled credit hours completed. The Institution believes that this output method is the best and most accurate measure of progress and most representative of services performed, as the hours portion of the calculation is consistent across the Institution’s students. Additionally, this method appropriately depicts the Institution’s performance as all institutions and students receiving Title IV assistance are held to the same measure of progress prior to student graduation. Fees for student tuition range from $2,612 to $82,078 based on each respective contract. The Institution recognizes retail revenue as sales/services are completed and when control/delivery takes place at the time of payment upon completion of the sale. There is no deferred revenue related to retail operations. All amounts involved in revenue recognition are short-term and have not been adjusted to reflect the time-value of money. There are no significant contract prices or non-cash consideration which are considered variable or otherwise in need of adjustment. The Institution recognizes all refunds and returns within industry standard expectations.

Advertising – Advertising costs are charged to expense when incurred. Advertising costs for the year ended December 31, 2021 were $201,156. Advertising costs consist of various online and print ads.

Income Taxes – UAV, Inc. has elected to be treated as an S Corporation for the purposes of reporting income taxes. Accordingly, no provision for federal income tax has been recorded in the accompanying financial statements since the UAV, Inc.’s stockholders are required to report the results of the UAV, Inc.’s operations on their personal income tax returns but UAV, Inc. is subject to a California franchise tax of 1.5% of taxable income or minimum of $800 for the year ended December 31, 2020.

The Institution believes that it has support for any tax position taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

With few exceptions, the Institution is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2018.

Note 3 – Concentrations

Financial instruments that potentially subject the Institution to credit risk include tuition notes and accounts receivable from its students, a substantial number of whom rely on Title IV financial assistance from the U.S. Department of Education (ED) to fund their education. Collection of Title IV funds is reasonably assured, provided the students and the Institution comply with various student financial assistance requirements. The Institution does not require collateral from its students; however, the deferral of tuition income over the enrollment period limits credit risk to the tuition earned. Although changes in Title IV funding could significantly impact the Institution’s ability to attract students, recent trends indicate that funding levels will not be reduced.

The majority of the Institution’s students are within the Lancaster, California area. The Institution is subject to the economic conditions of that area.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 3 – Concentrations (continued)

Financial instruments that potentially subject the Institution to concentrations of credit risk consist principally of cash accounts in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation to $250,000. As of December 31, 2021 cash balances in excess of insured limits approximately $1,250,000.

Note 4 – Contingencies

The Institution was involved in a lawsuit in which confidential party was awarded approximately $25,000. The amount of the settlement was approved by both parties in September 2021. Payment of the sentiment was tendered in October 2021.

The Institution is involved in multiple disputes and plans to vigorously defend itself. As to the management’s evaluation of the matters, the management is not able to state that an outcome unfavorable to the Institution is either probable or remote within the meaning of the Statement of the Policy, nor is the management in a position to provide an estimate of the amount or range of potential loss in the event of an unfavorable outcome.

Note 5 – Transactions with Related Party

The Institution has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. Total lease expenses of $1,164,000 was recorded. The Institution also prepaid $97,000 as of December 31, 2021. See note 10 for lease detail.

Note 6 – Fair Value Measurement

The fair value of the financial instruments is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quote prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term debt

The fair value of the Institution’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Institution for debt of the same remaining maturities.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 6 – Fair Value Measurement (continued)

The cost and estimated fair value of the Institution’s financial instruments at December 31, 2021 were as follows:

Financial Instruments	Cost	Fair Value
Financial assets:
Cash and cash equivalents	$1,298,099	$1,298,099
Financial liabilities:
Long-term debts	$165,341	$165,341

The following table sets forth by level, within the fair value hierarchy, the Institution’s financial instruments at fair value as of December 31, 2021:

Fair value measurements using:
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets/Liabilities	Inputs	Inputs
Financial Instruments	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$1,298,099	$1,298,099	$—	$—

Financial liabilities:
Long-term debts	$165,341	$—	$165,341	$—

Note 7 – Plant, Property and Equipment

Plant, property and equipment consisted of the following as of December 31, 2021:

Plant, Property and Equipment
Leasehold improvements	$1,208,545
Vehicles	431,827
Equipment	1,182,031
Furniture and fixtures	651,434
Othe depreciable assets	212,608
Signs	59,366

Total Plant, Property and Equipment	3,745,811
Accumulated depreciation	(2,530,275)

Net Plant, Property and Equipment	$1,215,536

Depreciation was $95,858 for the year ended December 31, 2021.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 8 – Intangible Assets

The liquor license of $29,181 is amortized on a straight-line basis over ten years and is presented net of accumulated amortization of $20,427. Amortization expense was $2,918 for the year ended December 31, 2021. Future amortization expense is as follows:

For the years ending December 31,
2022	$2,918
2023	2,918
2024	2,918
2025	2,918
2026	2,918
Thereafter	5,837
$20,427

Note 9 – Debt

Long-term debts consisted of the following as of December 31, 2021:

Note payable to a bank, payable in monthly installments of $1,259 including interest at 3.29%, final payment due February 2026, secured by a vehicle with a net book value of $59,537	$60,259

Note payable to a bank, payable in monthly installments of $1,291 including interest at 3.24%, final payment due February 2026, secured by a vehicle with a net book value of $61,964	60,322

Note payable to a bank, payable in monthly installments of $495 including interest at 5.14%, final payment due April 2026, secured by a vehicle with a net book value of $27,005	23,071

Note payable to a bank, payable in monthly installments of $495 including interest at 5.34%, final payment due April 2026, secured by a vehicle with a net book value of $25,633	21,689

Total	$165,341
Less current portion	(36,905)

Long-term debt	$128,436

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 9 – Debt (continued)

Long-term debts consisted of the following as of December 31, 2021: (continued)

Maturities of long-term debt are as follows:

Years ending December 31,	Amount
2022	$36,905
2023	38,322
2024	39,796
2025	41,329
2026	8,989
Thereafter	—
$165,341

Note 10 – Commitments and Contingencies

The Institution has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. The two leases have monthly rents of $65,500 and $31,500, respectively.

For information regarding the leases and the Lessor, the Institution has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles.

UAV, LLC leases five acres of land that comprise a portion of the Sierra Campus. The lease was assigned to UAV, Inc. on June 26, 2009, when the Sierra Campus was acquired. Lease payments are included in rent expense. The land lease requires UAV, Inc. to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. The land lease originated on January 28, 1964 and expires on January 31, 2034, with future rent increases scheduled on January 31 of 2021, 2026, and 2031. Rent increases are based on the change in the Consumer Price Index between the base date of February 1, 1964, and the date of the scheduled rent increase. The monthly land lease payment was $5,328 during the year ended December 31, 2021.

Occupancy rent expense was $1,168,926 for the year ended December 31, 2021.

The Institution had an operating lease, secured by office equipment, which commenced in March 2013 and renewed in April 2018. The lease expired in June 2021. Equipment lease expense was $56,181 for the year ended December 31, 2021.

The Institution entered into a three-year lease on January 31, 2019. The lease commenced on or about August 22, 2019 for the rental use of fifteen passenger vehicles for nine months of each year, until 2021. The annual lease rate was $27,000 with no rate increase during the term of the lease.

Management is evaluating the potential effects of FASB ASU 2016-2 Leases (Topic 842) and has not elected to early implement as discussed per note 2, Pronouncement.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 10 – Commitments and Contingencies (continued)

Minimum future lease payments under these operating leases are as follows:

For the years ending December 31,
2022	$68,436
2023	63,936
2024	63,936
2025	63,936
2026	63,936
Thereafter	452,880
$777,060

Note 11 – Other Income

For the year ended December 31, 2021, the Institution incurred a few different sources of other income, which are listed as below.

PPP1 Loan Forgiveness	$1,136,120
Total Other Income	$1,136,120

PPP First Draw Loan Forgiveness – In May 2020, the Institution received $1,136,120 through the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief and Economic Security Act (Cares Act). This loan is forgivable from the SBA if the Institution meets certain payroll requirements. Amounts determined unforgivable will be charged interest at a rate of 1.00%. On November 24, 2021, the Institution received full forgiveness of $1,136,120. Thus, the Institution recognized the forgiveness of $1,136,120 which was recorded as other income on the accompanying income statement.

Note 12 – Retirement Plan

The Institution maintains a Cash or Deferred Profit-Sharing Plan (401(k) Plan) for the benefit of all their eligible employees. Eligibility is based on the completion of 1,000 hours and one year of service. Employer contributions are discretionary and are determined and authorized by the Institution each plan year. For the year ended December 31, 2021, there were no matching contributions.

Note 13 – Supplemental Disclosures of Cash Information and Income Tax Provisions

Cash paid for interest and state income taxes for the year ended December 31, 2021 was $12,299 and $46,793, respectively.

The Institution had no non-cash investing and financing activities for the year ended December 31, 2021.

University of Antelope Valley, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 14 – Subsequent Events

The Institution has evaluated all events or transactions that occurred after December 31, 2021 through April 22, 2022, the date these financial statements were available for issue. During this period, the Institution did not have any material recognizable subsequent events.